UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

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SEC FILE NUMBER
001-41209

CUSIP NUMBER
81726B108

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	January 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SENSASURE TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

4730 S. Fort Apache Rd., Suite 300
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89147
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company could not complete the filing of its Quarterly Form 10-Q for the period ended January 31, 2024 (the “Form 10-Q”), due to a delay in obtaining and compiling information required to be included in the Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Company will file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Hiza	704	907-1343
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sensabues AB (“Sensabues”), the Company’s wholly-owned subsidiary, owns the core intellectual properties for the design of sample collection devices and the methodologies to collect, extract and detect the non-volatile substances presented within aerosols in exhaled breath. Subsequent to the six months ended October 31, 2023, due to the difficulties in raising adequate capital, the significant cost of maintaining the patents, and delays in engaging appropriate commercialization partners, the management of the Company believed that its current business of commercializing the exhale breath technology patents was no longer feasible. During the three months ended January 31, 2024, the Company began winding-up the business of Sensabues to reduce operating expenses associated with maintaining the exhale breath technology patents. Since then, management of the Company has been in the process of establishing a new business segment to develop energy related businesses which led to the entry into an agreement and plan of merger, on December 11, 2023, by and among the Company, Formation Minerals, Inc., a Nevada corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Verde Bio Holdings, Inc. (“Verde”), a Nevada Corporation, as amended as of February 8, 2024, pursuant to which Merger Sub would merge with and into Verde, with Verde surviving as a direct, wholly owned subsidiary of the Company, and the surviving corporation of the merger (the “Merger”). As of February 26, 2024, Sensabues is no longer under the control of the Company and will cease to exist upon the completion of bankruptcy procedures and therefore was deconsolidated from the Company’s financial statements for the nine months ended January 31, 2024.

As a result of the deconsolidation of Sensabues, the Company anticipates significant change in results of operations from the corresponding period for the last fiscal year which will be reflected in the consolidated statements of loss to be included in the Form 10-Q. We expect to report total revenue of $811,000 for the three months ended January 31, 2024 as compared to $680,000 for the three months ended January 31, 2023, and $1,146,000 for the nine months ended January 31, 2024 as compared to $4,414,000 for the nine months ended January 31, 2023. We expect to report total operating expenses of $519,442 for the three months ended January 31, 2024 as compared to $157,447 for the three months ended January 31, 2023, and $1,191,250 for the nine months ended January 31, 2024 as compared to $490,495 for the nine months ended January 31, 2023. Further, we expect to report net losses of $881,890 for the three months ended January 31, 2024 as compared to $153,406 for the three months ended January 31, 2023, and $1,189,449 for the nine months ended January 31, 2024 as compared to $480,657 for the nine months ended January 31, 2023.

SensaSure Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2024	By:	/s/ James Hiza
		Name:	James Hiza
		(Title)	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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